August 3, 2007

VIA FEDERAL EXPRESS AND EDGAR

Ms. Kaitlin Tillan
Assistant Chief Accountant
Securities and Exchange Commission
100 F Street, N.E.— Mail Stop 6010
Washington, D.C. 20549
Mark C Lee
916.558.6031 direct
mlee@weintraub.com

Re:	Solar Power, Inc. Amendment No. 7 to Registration Statement on Form SB-2 Filed August 2, 2007 File No. 333-140023
Dear Ms. Tillan:
We represent Solar Power, Inc., a California corporation, and formerly a Nevada corporation (the “Company”), and are providing this letter on behalf of the Company.
This letter responds to the Securities and Exchange Commission’s August 1, 2007 letter (the “Comment Letter”), and addresses the Staff’s comments and concerns relating to the Commission’s examination of the Company’s registration statement on Form SB-2 (the “Form SB-2”). In connection with the responses to the comments, the Company is concurrently filing pre-effective amendment number 7 to Form SB-2 (the “Amendment”). Therefore, the pages referenced in the responses below correspond to the page numbers in the Amendment. Courtesy copies of the marked document are also transmitted with this letter for the Staff’s convenience. Below are the Staff’s comments, with appropriate responses delineated after each comment for clarity.

Securities and Exchange Commission
August 3, 2007

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 54
COMMENT NO. 1
          Please refer to prior comment 8. In the first paragraph, please change “our” to “its” (and “its” to “the”) to denote the financial statements of Solar Power, Inc., a Nevada Corporation (formerly Welund Fund). In the second paragraph, with reference to the Item 4.01 Form 8-K dated December 29, 2006, please clarify that the dismissal of Hansen was by the Board of Directors of Solar Power, Inc., a California corporation rather than Solar Power, Inc., a Nevada corporation (formerly Welund Fund). Similarly, this also applies to the second paragraph on page 55 for the engagement of Macias Gini & O’Connell LLP. Please revise here and throughout the document to clarify.
RESPONSE: The clarifications to the first paragraph have been made on page 54. Regarding the reference to the dismissal of Hansen Barnett and the engagement of Macias Gini & O’Connell LLP, the current disclosures properly reflect the legal structure that was in place as of December 29, 2006. Solar Power, Inc., a Nevada corporation (formerly Welund Fund) was the registrant at that time. No changes were made to this disclosure.
Financial Statements, page F-1
Note 1. Organization and Basis of Financial Statement Presentation, page F-11
COMMENT NO. 2

Securities and Exchange Commission
August 3, 2007

          Please refer to prior comment 15. While we note the new disclosure of page 24, we continue to note inconsistent disclosure in the first full paragraph on page 26. In that disclosure you continue to state that the allocation of $637,088 to contracts in process represents “the estimated fair value of the costs...[you] would not have to incur.” For the reasons previously cited in our comment, we continue to question why you believe this represents fair value and why the disclosure is not consistent with the disclosure on page 24.
RESPONSE: The disclosure on page 26 has been revised to reflect that the Company estimated the value of each contract opportunity acquired by estimating the percentage of contracts that would be signed and by applying a comparable acquisition cost to each contract based on the Company’s current sales subcontractor commission rates.
Note 16. Subsequent Events, page 26
COMMENT NO. 3
          Please refer to prior comment 20. We note from your response that no activity has occurred in the partnership with J.R. Conkey (JRC) and neither JRC nor you has contributed initial capital or performed any of your stated responsibilities. Please provide similar disclosure in this note and on pages 2 and 26 and throughout the filing where you discuss the partnership.
RESPONSE: The Company has revised its disclosures to reflect that no activity has occurred in the partnership and that neither JRC nor the Company has contributed initial capital or performed any of the stated responsibilities. The disclosure changes were made on pages 2, 26, 30, 32, 54 and F-26.

Securities and Exchange Commission
August 3, 2007

Form 10-QSB for the Quarterly Period Ended September 30, 2006
COMMENT NO. 4
          Please refer to prior comment 28. We note your response that you do not believe an amendment of Form 10-QSB for the period ended September 30, 2006 and disclosures under SFAS 154 and Item 4.02 of Form 8-K are not required. However, if the changes to be made mare material, please make all appropriate revisions and restatements.
RESPONSE: In the 8-K filed on July 25, 2007 the Company made the required disclosures under SFAS 154 and Item 4.02 of Form 8-K with respect to Form 10-QSB for the period ended September 30, 2006. The Company will file the restated 10-QSB for the period ended September 30, 2006 prior to the effective date of the Form SB-2.
Form 8-K filed July 25, 2007
COMMENT NO. 5
          Please also amend this report as previously requested for other errors including the overstatement of revenues by $380,800, the overstatement of forfeited tooling revenue of $37,979, reclassification error in selling, marketing and customer service costs of $74,318, eliminated equity of IAK for $17,948, and reflect the DRCI expenses of $331,192 in the proper period.
RESPONSE: Per our discussion with Staff on August 2, 2007, the Company will amend the Form 8-K/A filed on January 23, 2007 to reflect the corrections made to the interim unaudited financial statements referred to in this

Securities and Exchange Commission
August 3, 2007

comment and per our understanding no amendment is necessary to the Form 8-K that was filed on July 25, 2007 with respect to this comment.
In addition, for any questions or further discussions relating to this matter, please contact me directly at (916) 558-6031.
Very truly yours,
weintraub genshlea chediak
LAW CORPORATION
/s/ Mark C. Lee
Mark C. Lee
MCL:srs
Enclosures

cc:	Stephen C. Kircher (w/o encls.) Glenn Carnahan (w/o encls.) David C. Adams (w/o encls.)

ACKNOWLEDGEMENT
     Solar Power, Inc., (the “Registrant”), hereby acknowledges the following:
     1. The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);
     2. The Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and
     3. The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: August 3, 2007	Solar Power, Inc.
/s/ Glenn E. Carnahan
Glenn E. Carnahan, CFO